

March 07, 2012

<u>Via E-mail</u>
Zhilin Li
Chief Executive Officer (principal executive officer)
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

      Re: **China Pharma Holdings, Inc.**
                    Form 10-K for the Fiscal Year Ended December 31, 2010
                    Filed March 3, 2011
                    File No. 001-34471

Dear Mr. Li:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief